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                            March 1, 2024

       Richard Hall
       Partner, Cravath, Swaine & Moore LLP
       CymaBay Therapeutics, Inc.
       825 8th Avenue
       New York, NY 10019

                                                        Re: CymaBay
Therapeutics, Inc.
                                                            Schedule 14D9 filed
February 23, 2024
                                                            File No. 005-87950

       Dear Richard Hall:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule 14D-9

       Certain Financial Projections, page 24

   1. We note that you provided certain financial projections to Centerview and Lazard and that the projections you
disclosed are summaries. Please disclose those projections in full as well as the assumptions
made to develop those projections.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Daniel Duchovny at 202-551-3619.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Mergers & Acquisitions